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Organization Indirect Owners

Organization CRD Number: 283942
Organization SEC Number: 8-69787

Organization Name: BOFA SECURITIES, INC.
Applicant Name: BOFA SECURITIES, INC.

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Full Legal Name	Domestic, Foreign, Individual	Entity in Which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control person	Public Reporting Company	CRD#, EIN, SSN, IRS#
BANK OF AMERICA CORPORATION	Domestic Entity	NB HOLDINGS CORPORATION	SOLE SHAREHOLDER	10/1998	75% or more	Y	Y	56-0906609